UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.
(Translation of registrant's name into English)

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

[Translation]

June 27, 2002

To the Shareholders:

NOTICE OF RESOLUTIONS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are hereby notified that the matters below were reported and resolved at the 1st Annual General Meeting of Shareholders of the Company held today.

Yours very truly,

MITSUBISHI TOKYO FINANCIAL GROUP, INC.
By: /s/ SHIGEMITSU MIKI
Shigemitsu Miki
President & CEO
10-1, Yurakucho 1-chome,
Chiyoda-ku, Tokyo

PARTICULARS

Matters for Reporting:

Report on the Non-Consolidated Balance Sheet as of March 31, 2002, and the Non-Consolidated Statement of Income and the Business Report for the 1st Business Term (April 2, 2001 to March 31, 2002).

The contents of the Financial Statements above were reported.

Matters for Resolution:.

First Item of Business:

The matter of Approval of the Proposed Appropriation of Retained Earnings for the 1st Business Term was approved and resolved as originally proposed. The year-end dividend of this Term was decided at ¥ 6,000 per share

Also, the dividend for the Class I Preferred Shares was decided at ¥ 82,500 per share as prescribed and the dividend for the Class II Preferred Shares was decided at ¥ 16,200 per share as prescribed.

Second Item of Business:

The matter of the Reduction in the Additional Paid-In Capital by ¥600,000,000,000 out of ¥2,838,692,652,082 was approved and resolved as originally proposed.

Third Item of Business:

The matter of the Partial Amendments to the Articles of Incorporation was approved and resolved as originally proposed.

In connection with the abolition of the par value share system, the amendment to the provisions of the fractional share system, and the arrangement of the provisions relating to, among others, computerization of corporate documents and the new establishment of a system of stock acquisition rights as well as the abolishment of "Law regarding the Special Exception of the Commercial Code of Japan concerning the Procedures for Retirement of Shares" (Law No. 55, 1997), etc. due to the enforcement of the "Law regarding the Partial Amendments, etc. to the Commercial Code, etc. of Japan" (Law No. 79, 2001), the "Law regarding the Partial Amendments to the Commercial Code, etc. of Japan" (Law No. 128, 2001), and the "Law regarding Arrangement of the Related Laws in connection with the Enforcement of the Law regarding the Partial Amendments, etc. to the Commercial Code, etc. of Japan" (Law No. 129, 2001), the necessary amendments were made to the relevant provisions of the original Articles of Incorporation.

Fourth Item of Business:

Regarding the Election of ten (10) Directors, nine (9) Directors, namely Messrs. Akio Utsumi, Shigemitsu Miki, Hiroshi Watanabe, Setsuo Uno, Tadahiko Fujino, Tatsunori Imagawa, Hajime Sugizaki, Katsunori Nagayasu and Ryotaro Kaneko were reappointed and one (1) Director, namely Mr. Kunio Ishihara was newly elected and such Directors assumed their offices.

Messrs. Ryotaro Kaneko and Kunio Ishihara are outside Directors to comply with the requirement under Item 7-2 Paragraph 2, Article 188 of the Commercial Code of Japan.

Fifth Item of Business:

Regarding the Election of five (5) Corporate Auditors, Messrs. Yoshikazu Takagaki, Yosuke Serizawa, Takashi Uno, Mitsuo Minami, Takeo Imai were reappointed as Corporate Auditors and assumed their offices.

Messrs. Mitsuo Minami and Takeo Imai are outside Corporate Auditors to comply with the requirement under Paragraph 1, Article 18 of the Law concerning Special Exceptions to the Commercial Code regarding Auditing etc. of Stock Corporations.

Sixth Item of Business:

Regarding the Determination of the Remuneration for the Directors, the Remuneration of the Directors is determined to be "an amount not more than twenty million yen (¥20,000,000) in aggregate per month".

Seventh Item of Business:

Regarding the Determination of the Remuneration for the Corporate Auditors, the Remuneration of the Corporate Auditors is determined to be "an amount not more than ten million yen (¥10,000,000) in aggregate per month".

Eighth Item of Business:

Regarding Granting of Retirement Gratuities to Retiring Directors, it was resolved that the retirement gratuities to two (2) Retiring Directors, namely Messrs. Masaharu Hamakawa and Koukei Higuchi shall be paid within reasonable amounts to be determined in accordance with the prescribed standards of the Company and that the determination of the amounts, the date of presentation thereof and the procedures therefor, etc. shall be entrusted to the Board of Directors with regard to the retiring Directors.

-End-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By: Atsushi Inamura
Name: Atsushi Inamura
Title: Chief Manager,General Affairs
Corporate Administration Division